August 30, 2010

VIA EDGAR
John Reynolds Jay Williamson United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 9 Washington, D.C. 20549-3561
Re:	Nu Skin Enterprises, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 001-12421 Schedule 14A Filed April 27, 2010

Gentlemen:

At your request, we hereby submit the following supplement to our letter dated July 27, 2010, regarding the response of Nu Skin Enterprises, Inc. (the “Company”) to Comment 3 of the staff’s (the “Staff’s”) comment letter dated July 13, 2010 (the “Comment Letter”). For ease of reference, we have included in bold Comment 3 from the Comment Letter, followed by the Company’s supplemental response to such comment.

Schedule 14A, filed April 27, 2010

Executive Compensation, page 16

Comment 3:

We note the tabular presentation of Incentive Plan Targets on page 21. In future filings please provide a narrative discussion explaining any material variances between the percentage of target achieved and the percentage of target bonus paid. For example, the percentages of targets achieved during 2009, on both a quarterly and annual basis, are less than the percentage of target bonus paid, 171.2%. Please provide us with proposed disclosure based on your 2009 table.

Jon Reynolds
Jay Williamson
August 30, 2010

Supplemental Response 3:

The following information is provided in response to the Staff’s request for supplemental information regarding the calculation of bonus amounts for the three-month period ended September 30, 2009, and year ended December 31, 2009.

Pursuant to the 2009 performance targets established by the Company’s Compensation Committee under the Company’s 2006 Senior Executive Plan, the percentage of Target Bonus paid was calculated as follows:

•
For actual performance between the target level and the stretch level, the percentage of Target Bonus paid is equal to 100% + [(actual performance – target level) / (stretch level – target level)]; and

•	For actual performance exceeding the stretch level, the percentage of Target Bonus paid is equal to 100% + (actual performance / stretch level).

Three-month period ended September 30, 2009

For the three-month period ended September 30, 2009, the revenue portion of the percentage of Target Bonus paid was calculated based on actual revenue of $330,945,000, which exceeded the target revenue level of $326,000,000.  Because the actual revenue exceeded the target revenue level, the revenue portion of the percentage of Target Bonus paid was calculated as follows:

100% + [($330,945,000 – $326,000,000) / ($341,299,000 – $326,000,000)] = 132.32%

This formula results in the revenue portion of the percentage of Target Bonus paid increasing 21.3% for every 1% increase in achievement of the target revenue level from the target revenue level to the stretch revenue level, and 1% for every 1% increase in excess of the stretch revenue level.

For the three-month period ended September 30, 2009, the operating income portion of the percentage of Target Bonus paid was calculated based on actual operating income of $40,094,000, which exceeded the stretch operating income level of $34,791,000.  Because the actual operating income exceeded the stretch operating income level, the operating income portion of the percentage of Target Bonus paid was calculated as follows:

100% + ($40,094,000 / $34,791,000) = 215.24%

This formula results in the operating income portion of the percentage of Target Bonus paid increasing 13.6% for every 1% increase in achievement of the target operating income level from the target operating income level to the stretch operating income level, and 1% for every 1% increase in excess of the stretch operating income level.

Jon Reynolds
Jay Williamson
August 30, 2010

Year ended December 31, 2009

For the year ended December 31, 2009, the revenue portion of the percentage of Target Bonus paid was calculated based on actual revenue of $1,331,897,520, which exceeded the target revenue level of $1,308,928,000.  Because the actual revenue exceeded the target revenue level, the revenue portion of the percentage of Target Bonus paid was calculated as follows:

100% + [($1,331,897,520 – $1,308,928,000) / ($1,372,636,000 – $1,308,928,000)] = 136.05%

This formula results in the revenue portion of the percentage of Target Bonus paid increasing 20.5% for every 1% increase in achievement of the target revenue level from the target revenue level to the stretch revenue level, and 1% for every 1% increase in excess of the stretch revenue level.

For the year ended December 31, 2009, the operating income portion of the percentage of Target Bonus paid was calculated based on actual operating income of $157,957,491, which exceeded the stretch operating income level of $144,196,000.  Because the actual operating income exceeded the stretch operating income level, the operating income portion of the percentage of Target Bonus paid was calculated as follows:

100% + ($157,957,491 / $144,196,000) = 209.54%

This formula results in the operating income portion of the percentage of Target Bonus paid increasing 13.3% for every 1% increase in achievement of the target operating income level from the target operating income level to the stretch operating income level, and 1% for every 1% increase in excess of the stretch operating income level.

Acknowledgment

As requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jon Reynolds
Jay Williamson
August 30, 2010

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that these responses address the comments raised by the Staff. If you have any questions, please contact the undersigned at (801) 345-6061.

Sincerely,

/s/ D. Matthew Dorny

D. Matthew Dorny

cc:           David Marx, Esq.